Mercedes-Benz Auto Receivables Trust 2019-1
Investor Report
Collection Period Ended 31-Dec-2019
Page 1 of 5

Amounts in USD

Dates

Collection Period No.	4			
Collection Period (from... to)	1-Dec-2019	31-Dec-2019		
Determination Date	13-Jan-2020			
Record Date	14-Jan-2020			
Distribution Date	15-Jan-2020			
Interest Period of the Class A-1, A-2B Notes (from... to)	16-Dec-2019	15-Jan-2020	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Dec-2019	15-Jan-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	360,800,000.00	163,748,651.53	114,323,424.14	49,425,227.39	136.987881	0.316861
Class A-2A Notes	511,000,000.00	511,000,000.00	511,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	50,000,000.00	50,000,000.00	50,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	464,000,000.00	464,000,000.00	464,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	128,560,000.00	128,560,000.00	128,560,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,514,360,000.00**	**1,317,308,651.53**	**1,267,883,424.14**	**49,425,227.39**		

Overcollateralization	38,846,436.21	38,830,160.91	38,830,160.91
Adjusted Pool Balance	1,553,206,436.21	1,356,138,812.44	1,306,713,585.05
Yield Supplement Overcollateralization Amount	61,799,793.88	52,568,104.42	50,382,461.43
Pool Balance	**1,615,006,230.09**	**1,408,706,916.86**	**1,357,096,046.48**

	Amount	Percentage
Initial Overcollateralization Amount	38,846,436.21	2.50%
Target Overcollateralization Amount	38,830,160.91	2.50%
Current Overcollateralization Amount	38,830,160.91	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	49,425,227.39	136.987881
Class A-2A Notes	2.040000%	868,700.00	1.700000	868,700.00	1.700000
Class A-2B Notes	1.919750%	79,989.58	1.599792	79,989.58	1.599792
Class A-3 Notes	1.940000%	750,133.33	1.616667	750,133.33	1.616667
Class A-4 Notes	2.040000%	218,552.00	1.700000	218,552.00	1.700000
Total		**$1,917,374.91**		**$51,342,602.30**	

Amounts in USD

Available Funds

		Distributions	
Principal Collections	50,686,661.15	(1) Total Servicing Fee	1,173,922.43
Interest Collections	4,444,211.52	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	259,240.09	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	235,537.29	(3) Interest Distributable Amount Class A Notes	1,917,374.91
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	70,309.41	(6) Regular Principal Distributable Amount	49,425,227.39
Available Collections	**55,695,959.46**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	3,179,434.73
Available Funds	**55,695,959.46**	**Total Distribution**	**55,695,959.46**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,173,922.43	1,173,922.43	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,917,374.91	1,917,374.91	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	868,700.00	868,700.00	0.00
thereof on Class A-2B Notes	79,989.58	79,989.58	0.00
thereof on Class A-3 Notes	750,133.33	750,133.33	0.00
thereof on Class A-4 Notes	218,552.00	218,552.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,917,374.91	1,917,374.91	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	49,425,227.39	49,425,227.39	0.00
Aggregate Principal Distributable Amount	49,425,227.39	49,425,227.39	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,883,016.09
Reserve Fund Amount - Beginning Balance	3,883,016.09
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,279.56
minus Net Investment Earnings	5,279.56
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,883,016.09
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,279.56
Net Investment Earnings on the Collection Account	65,029.85
Investment Earnings for the Collection Period	70,309.41

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,615,006,230.09	50,838
Pool Balance beginning of Collection Period	1,408,706,916.86	48,150
Principal Collections	33,012,888.57	
Principal Collections attributable to Full Pay-offs	17,673,772.58	
Principal Purchase Amounts	0.00	
Principal Gross Losses	924,209.23	
Pool Balance end of Collection Period	1,357,096,046.48	47,383
Pool Factor	84.03%	

	As of Cutoff Date	Current
Weighted Average APR	3.71%	3.72%
Weighted Average Number of Remaining Payments	52.01	47.38
Weighted Average Seasoning (months)	12.33	17.46

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,351,943,315.66	47,246	99.62%
31-60 Days Delinquent	3,288,273.87	93	0.24%
61-90 Days Delinquent	1,433,555.33	34	0.11%
91-120 Days Delinquent	430,901.62	10	0.03%
Total	1,357,096,046.48	47,383	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	924,209.23	29	3,887,067.99	120
Principal Net Liquidation Proceeds	256,748.05		1,884,727.53	
Principal Recoveries	233,736.64		557,196.93	
Principal Net Loss / (Gain)	433,724.54		1,445,143.53	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.376%
Prior Collection Period	0.254 %
Second Prior Collection Period	0.171 %
Third Prior Collection Period	0.381 %
Four Month Average	0.296%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.089%
Average Net Loss / (Gain)	12,042.86

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.